Bartly J. Loethen
Direct: (312) 454-0312
bloethen@synergylawgroup.com

July 1, 2008

VIA FEDERAL EXPRESS
Mr. Mark P. Shuman
Branch Chief – Legal
U. S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D. C. 20549

Re:	Title Starts Online, Inc.
Second Amended Registration Statement on Form S-1
Filed July 1, 2008
File No. 333-149036

Dear Mr. Shuman:

This letter is in response to your comment letter dated June 3, 2008 to Mark DeFoor, President and CEO of Title Starts Online, Inc. (the “Company”) regarding the Company’s Pre-Effective Amendment No. 1 to Form SB-2 Registration Statement on Form S-1/A filed May 5, 2008, a copy of which is attached for your convenience. Attached hereto is a marked copy of the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1/A (the “Registration Statement”), a copy of the Escrow Agreement (Exhibit 10.1) and a marked copy of the Subscription Agreement (Exhibit 10.2), all of which have been filed electronically on EDGAR along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

General

1. In view of the prohibitions contained in Rule 10b-9 of the Securities Exchange Act of 1934, we have revised the Registration Statement to provide that the Offering Period will expire on September 30, 2008. This change appears on the cover page, the prospectus summary and the Offering section under Plan of Distribution. In addition, we have added a risk factor disclosing that subscription funds may be held in the escrow account through September 30, 2008, the revised date of the expiration of the Offering Period. This additional risk factor appears as the first risk factor in the section entitled Risks Related to the Offering.

2. We have revised the Registration Statement to present disclosures which address both the minimum and maximum offering amounts. The revisions appear on the cover page, the prospectus summary, Use of Proceeds, Marketing/Advertising/Promotion, the Offering section under Plan of Distribution, Beneficial Ownership (as specifically referenced in your comment letter) and the Overview and Liquidity sections under Management’s Discussion.

730 W. Randolph St. - 6th Floor - Chicago, IL 60661 - p: 312.454.0015 - f: 312.454.0261

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Cover Page

3. Synergy Law Group, LLC will serve as the Company’s escrow agent. Subscription funds received by Synergy Law Group, LLC will be held at Charter One Bank. The revised cover page, prospectus summary, the first risk factor under Risks Related to the Offering, the Offering and Subscription Procedure sections under Plan of Distribution now disclose that payments for share subscriptions will be held at Charter One Bank in an escrow account in the name of Synergy Law Group, LLC as escrow agent for the Company. Additionally, as noted below, the escrow agreement has been added as Exhibit No. 10.1.

Prospectus Summary, page 4

Overview, page 4

4. The revised Overview now discloses that the report of the Company’s independent public accountant includes a paragraph that expresses substantial doubt concerning the Company’s ability to continue as a going concern opinion. We have also added a risk factor regarding the fact that the Company has been issued a going concern opinion which appears as the first risk factor under Risks Related to our Company.

The Company, page 4

5. The Company anticipates that title abstractors will comprise a significant portion of its investors. The Company section now explains that the Company’s registration of its shares is intended as an incentive to obtain potential investors.

The Offering, page 5

6. The Offering section in the prospectus summary and the Offering section under the Plan of Distribution now include a clarification that subscription amounts will be counted towards the minimum subscription amount only if payment is received prior to the end of the offering period which is now September 30, 2008. We have revised the Registration Statement to provide for wire transfers as the only form of payment for subscriptions which eliminates any issue with respect to the period required for checks to clear the banking system within the Offering Period.

Risk Factors, page 6

7. Since Section 27A of the Securities Act of 1933 is not applicable to the Company because it is not subject to the reporting requirements of the Securities and Exchange Act of 1934 (Paragraph (a)(1)) and because of the specific exclusion for an initial public offering (Paragraph (b)(2)(D), we have deleted reference to the applicability of the Securities Act of 1933.

730 W. Randolph St. - 6th Floor - Chicago, IL 60661 - p: 312.454.0015 - f: 312.454.0261

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Use of Proceeds, page 11

8. We have now added the Company’s order of priority with respect to the use of proceeds in the Use of Proceeds section, the Research and Development section and in the Overview of the Management’s Discussion section. The Company anticipates that it will be able to fund operations for six months even without receiving maximum subscriptions and, therefore, has not added a risk factor to the contrary.

Plan of Distribution, page 12

9. During the Offering Period, subscription funds received from investors will be held by Synergy Law Group, LLC in an escrow account established at Charter One Bank. The revised Registration Statement clarifies this point on the cover page, in the Risk Factors and Subscription Procedures sections. Additionally, as noted above, the escrow agreement has been added as Exhibit 10.1.

Description of Business, page 16

10. In the Startup and Plan of Operation section of Description of Business and in the Overview of the Management’s Discussion, the Company has expanded its discussion of its stage of development

Management’s Discussion and Analysis or Plan of Operation, page 19

11. The Overview section now includes a more detailed description of the development of the Company’s business and likewise discusses how its development will be affected in the event minimum and maximum subscriptions are received.

Liquidity and Capital Resources, page 19

12. In the Liquidity and Capital Resources section, the Company explains its need for minimal capital resources and the impact of receipt of the minimum and the maximum offering proceeds. The Company anticipates that even if only minimum subscriptions are received, it will be able to fund operations for 12 months and, therefore, has not included a discussion of additional capital needs and sources.

Certain Relationships and Related Party Transactions, page 20

13. In the Certain Relationships section as well as in Liquidity and Capital Resources, the Company clarifies Mr. DeFoor’s commitment to grant a loan to the Company in the event the Company needs capital infusion prior to the Closing of the Offering.

Exhibits, page II-2

14. On June 30, 2008 the Company entered into an escrow agreement with Synergy Law Group, LLC to hold subscription funds at Charter One Bank. The escrow agreement has been added as Exhibit No. 10.1 in the exhibit list of the Registration Statement.

730 W. Randolph St. - 6th Floor - Chicago, IL 60661 - p: 312.454.0015 - f: 312.454.0261

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Attached hereto is a separate letter which requests, pursuant to Rule 461 of the Securities Act of 1933, acceleration of the effective date of the Registration Statement to August 1, 2008.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 3, 2008. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

Bartly J. Loethen

730 W. Randolph St. - 6th Floor - Chicago, IL 60661 - p: 312.454.0015 - f: 312.454.0261